UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Explanatory note

São Paulo, June 20th 2006 – CPFL Energia informs the verification of an increase in the water flow through one of the diversion tunnels of the Campos Novos Hydroelectric Plant situated on the Canoas River (SC), which is causing the lowering of the reservoir water level. It should be emphasized that this occurrence is restricted solely to the diversion tunnel structure.

Enercan – Campos Novos Energia S.A. is taking the necessary steps to reestablish normal operational conditions of the plant. CPFL Energia will inform the market on the return of reservoir filling and the forecast for operational start-up.

INVESTOR RELATIONS

José Filippo – IR CEO
Vitor Fagá de Almeida – IR M	E-mail:	Tel.: (55 19) 3756-6083
Alessandra Munhoz Andretta – Coordinator
Adriana M. Sarinho Ribeiro	ri@cpfl.com.br	Fax: (55 19) 3756-6089
Juliene Corrêa Rodrigues
Luis Fernando Castro de Abreu
Thiago Piffer

ri.cpfl.com.br

CPFL Energia is the largest private corporation in the Brazilian electric sector, active in distribution, commercialization and power generation. CPFL is the only private company in the Brazilian electric sector trading shares simultaneously on the Novo Mercado — Bovespa and the New York Stock Exchange, with level III ADR's. The company strategy is focused on operational efficiency, growth with synergy between business units, financial discipline and practices of sustainability, social responsibility and differentiated corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2006

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.